

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 28, 2008

Mr. Brian W. Penny
Chief Financial Officer
Western Goldfields, Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3120, PO Box 167
Toronto, Ontario, Canada M5J 2J4

> **Re:** **Western Goldfields, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 11, 2008**
> **Response letter dated September 29, 2008**
> **File No. 1-33802**

Dear Mr. Penny:

We have reviewed your filings and response letter dated September 29, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 17 Stock Options and Warrants

Options, page 17

1.   Your response to comment number six from our letter dated September 15, 2008 states that "All option grants have been made at an exercise price equal to the market price at the grant date; hence, there is no intrinsic value to report for options exercisable or outstanding." Please note that the term intrinsic value as used in SFAS 123(R) means the amount by which the fair value of the underlying stock exceeds the exercise price of an option. For example, an option with an exercise price of $20 on a stock whose current market price is $25 has an intrinsic value of $5. As such, we re-issue prior comment number six.

Closing Comments

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief